UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 001-39080

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POWERFLEET, INC.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(k) PLAN

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the

I.D. Systems, Inc. 401(k) Plan

Woodcliff Lake, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of I.D. Systems, Inc. 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2025.

Chicago, Illinois

June 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PREDECESSOR)

To the Plan Administrator and Plan Participants of the I.D. Systems, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2023, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011. In 2024 we became the predecessor auditor.

/s/ UHY LLP

New York, New York

June 28, 2024

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023

ASSETS
INVESTMENTS
Powerfleet, Inc. unitized account	$200,124	$617,664
Mutual Funds	17,005,528	13,606,873
Self-directed brokerage accounts	745,654	484,219
Total investments	17,951,306	14,708,756

RECEIVABLES
Participant contributions receivable	-	40,024
Employer contributions receivable	-	13,260
Notes receivable from participants	195,267	166,452
Total receivables	195,267	219,736

NET ASSETS AVAILABLE FOR BENEFITS	$18,146,573	$14,928,492

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024

ADDITIONS
Investment Income
Dividends and income	516,869
Net gain (loss) on sale of assets	332,833
Net appreciation in fair value of investments	2,085,260
Total investment income	2,934,962

Interest income on notes receivable from participants	$15,537

Contributions
Participants	1,192,795
Employer	357,429
Rollover	176,225
Total contributions	1,726,449

Total	4,676,948

DEDUCTIONS
Benefits paid to participants	1,397,943
Administrative and other expenses	60,924
Total deductions	1,458,867

Net increase	3,218,081

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	14,928,492
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$18,146,573

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for the Plan’s provisions.

General

The Plan was originally established by I.D. Systems, Inc. (“I.D. Systems”) in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan assets is Reliance Trust Company (the “Trustee”). The named fiduciary for the administration of the Plan is the Director of Human Resources (the “Plan Administrator”).

On October 3, 2019, I.D. Systems became a wholly owned subsidiary of Powerfleet, Inc. (“Powerfleet”), as a result of the acquisition of Pointer Telocation Ltd. (the “Transactions”). Following the completion of the Transactions, employees of I.D. Systems and Powerfleet were eligible to participate in the Plan. Unless otherwise indicated or the context otherwise requires, all references to the “Company” mean Powerfleet and its subsidiaries.

Investments

Participants may direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market mutual fund, mutual funds, inflation protection mutual fund, Powerfleet common stock, and a self-directed brokerage account feature that includes individual stocks, exchange-traded funds, fixed income securities and mutual funds through Charles Schwab & Co. All investments are participant-directed.

Participants may invest in the Powerfleet Stock Fund, which is comprised of a cash component and Powerfleet common stock.

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 90% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants aged 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

The Plan includes an auto-enrollment provision whereby all newly eligible participants are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation.

The Company may contribute to the Plan a matching contribution and employer discretionary contribution. Matching contributions are subject to vesting requirements. For the plan year ended December 31, 2024, the Company’s matching contributions were $357,429. There were no employer discretionary contribution for the plan year ended December 31, 2024.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participant’s share of any investment earnings (losses) and increases (decreases) in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death or total permanent disability of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death or total permanent disability occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future employer matching contributions or cover future administrative expenses. No forfeitures were used during the year ended December 31, 2024 to pay for the Plan’s expenses. Forfeitures available at December 31, 2024 and 2023 totaled $83,016 and $105,450, respectively. Forfeitures used to offset employer matching contributions during the year ended December 31 2024 was $35,624.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as deemed distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid to the Plan. Some expenses are a reduction of investment return and included in investment income reported by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Plan has evaluated subsequent events through June 27, 2025, the date the financial statements were available to be issued.

In January 2025, the Plan name was changed to Powerfleet, Inc. 401(k) Plan.

Effective April 1, 2025, Mix Telematics North America Inc. 401(k) Profit Sharing Plan (Mix Plan) merged with the Plan, which added approximately 70 participants and $3,651,473 (unaudited) to the Plan. The Mix Plan was previously offered to employees of Mix Telematics North America Inc., which was acquired in February 2024.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for asset or liability; and

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Powerfleet, Inc. unitized account: Valued at closing price reported on active market on which the securities are traded, plus cash.

Self-directed brokerage accounts: Accounts consist of individual stocks, exchange-traded funds, fixed income securities and mutual funds that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2024 and 2023:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Powerfleet, Inc. unitized account	$200,124	$-	$-	$200,124
Mutual Funds	17,005,528	-	-	17,005,528
Self-directed brokerage accounts	-	745,654	-	745,654
Total assets in the fair value hierarchy	$17,205,652	$745,654	$-	$17,951,306
Total investments at fair value				$17,951,306

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Powerfleet, Inc. unitized account	$617,664	$-	$-	$617,664
Mutual Funds	13,606,873	-	-	13,606,873
Self-directed brokerage accounts	-	484,219	-	484,219
Total assets in the fair value hierarchy	$14,224,537	$484,219	$-	$14,708,756
Total investments at fair value				$14,708,756

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

As of December 31, 2024 and 2023, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 4 - RELATED PARTY AND PARTY-IN INTEREST TRANSACTIONS

The Plan engages in certain transactions involving the Company, ADP Retirement Services (“ADP”), recordkeeper of the Plan, and affiliates of Charles Schwab & Co., which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock fund, fees paid to ADP, and a self-directed brokerage feature managed by affiliates of Charles Schwab & Co.

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invested in common stock of the Company and issued loans to participants when administered by ADP for the years ended December 31, 2024 and 2023. Fees paid to ADP for the years ended December 31, 2024 was $3,640.

There are no further related party transactions between the Plan and the Company.

As of December 31, 2024 and 2023, the Plan held 28,367 and 155,968 shares, respectively, of the Powerfleet Stock Fund with a fair value of $200,124 and $617,664, respectively. For the year ended December 31, 2024, the Plan purchased $113,341 and sold $810,757 of the Powerfleet Stock Fund, did not record any dividend income, and had a total net appreciation of $279,876.

As of December 31, 2024, the self-directed brokerage account managed by affiliates of Charles Schwab & Co. totaled $745,654 and $484,219, respectively.

As of December 31, 2024 and 2023, the Plan held $195,267 and $166,452, respectively, in loans to participants at interest rates that ranged from 5.25% to 10.50% per annum.

NOTE 5 - TAX STATUS

The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 6, 2020, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan has been amended since receiving the determination letter. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust is exempt from taxation.. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2024	2023

Net assets available for benefits per Form 5500	$18,135,853	$14,875,208
Add: Participant contribution receivable	-	40,024
Add: Deemed loans	10,720	-
Add: Employer contribution receivable	-	13,260
Net assets available for benefits per the financial statements	$18,146,573	$14,928,492

The following is a reconciliation of net increase in net assets available for benefit from Form 5500 to the financial statements as of December 31:

2024

Net increase in net assets available for benefit per Form 5500	$3,260,645
Less: Prior year participant contribution receivable	(40,024)
Less: Prior year employer contribution receivable	(13,260)
Plus: Deemed loans	10,720
Net increase in net assets available for benefit per financial statements	$3,218,081

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2024

(a)	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Dimensional Fund Advisors	DFA Inflation Protected Securities Portfolio - Institutional Class		$71,885
	Fidelity Investments	Fidelity Multi-Asset Index Fund		43,916
*	Powerfleet, Inc. unitized account	Powerfleet Stock Fund		200,124
*	Charles Schwab & Co.	Self-Directed Brokerage Account		745,654
	Macquarie	Macquarie Intl Core EQ R6		407,335
	Nuveen	Nuveen EM Markets EQ Index R6		73,245
	Nuveen	Nuveen LC Growth Index R6		4,217,529
	Nuveen	Nuveen LC Index 2020 R6		41,978
	Nuveen	Nuveen LC Index 2025 R6		351,773
	Nuveen	Nuveen LC Index 2030 R6		434,069
	Nuveen	Nuveen LC Index 2035 R6		298,487
	Nuveen	Nuveen LC Index 2040 R6		662,968
	Nuveen	Nuveen LC Index 2045 R6		566,207
	Nuveen	Nuveen LC Index 2050 R6		322,055
	Nuveen	Nuveen LC Index 2055 R6		147,530
	Nuveen	Nuveen LC Index 2060 R6		127,841
	Nuveen	Nuv Lifecycle Idx Ret Inc R6		329,580
	Vanguard	Vanguard 500 Index Fund - Admiral Class		2,192,391
	Vanguard	Vanguard Balanced Index Fund - Admiral Class		1,385,902
	Vanguard	Vanguard High Yield Corporate Fund - Admiral Class		139,031
	Vanguard	Vanguard Intermediate Term Bond Fund - Admiral Class		617,319
	Vanguard	Vanguard International Growth Fund - Admiral Class		448,455
	Vanguard	Vanguard Long Term Investment Grade Fund - Admiral Class		51,042
	Vanguard	Vanguard Mid-Cap Growth Index Fund - Admiral Class		1,007,677
	Vanguard	Vanguard Mid-Cap Index Fund - Admiral Class		113,650
	Vanguard	Vanguard Mid-Cap Value Index Fund - Admiral Class		486,049
	Vanguard	Vanguard Short Term Corporate Bond Index Fund - Admiral Class		52,937
	Vanguard	Vanguard Small Cap Growth Index Fund - Admiral Class		67,844
	Vanguard	Vanguard Small Cap Index Fund - Admiral Class		555,680
	Vanguard	Vanguard Small Cap Value Index Fund - Admiral Class		277,308
	Vanguard	Vanguard Treasury Money Market Fund - Investor Class		976,790
	Vanguard	Vanguard Value Index Fund - Admiral Class		336,123
	Franklin	Franklin Utilities Fund - R6		11,647
	Vanguard	Vanguard Real Estate Index Adm		11,362
	Vanguard	Vanguard Health Care Fund Adm		91,657
	Vanguard	Vanguard Tax-Managed Bal Adm		551
	Vanguard	Vanguard Total Intl Bd Idx Adm		43,060
	Vanguard	Vanguard Info Tech Idx Admiral		42,655
*	Notes Receivable from Participants	Interest Rates 5.25% to 10.50% per annum maturing from 1/16/2025 to 6/16/2036		184,547
				$18,135,853

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ David Wilson
David Wilson
Chief Financial Officer

June 27, 2025
Date

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm (predecessor)

Page 16